NYSE
AN ICE EXCHANGE

July 15, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, par value $0.01 per share, of the following series of Invesco Actively Managed Exchange-Traded Fund Trust, under the Exchange Act of 1934:

- Invesco MSCI EAFE Income Advantage ETF
- Invesco S&P 500 Equal Weight Income Advantage ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com